UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

SYNERGETICS USA, INC.

(Name of Subject Company)

Blue Subsidiary Corp.

(Offeror)

a wholly owned subsidiary of

Valeant Pharmaceuticals International

(Offeror)

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

87160 G 107

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel and Chief Legal Officer,

Head of Corporate and Business Development

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(949) 461-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$197,790,120.00	$22,983.21

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) the offer price of $6.50 net per share in cash and up to $1.00 per share in contingent cash consideration payments by the sum of (i) 25,303,474 outstanding shares of common stock, par value $0.001 per share (“Shares”) of Synergetics USA, Inc. (“Synergetics”) plus (ii) 1,068,542, the number of shares issuable upon exercise of outstanding options to acquire Shares. The calculation of the filing fee is based on information provided by Synergetics as of September 11, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014 by multiplying the transaction value by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,983.21	Filing Party: Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International and Blue Subsidiary Corp.
Form or Registration No.: Schedule TO	Date Filed: September 16, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), Valeant Pharmaceuticals International, a Delaware corporation (“VPI”) and Blue Subsidiary Corp., a Delaware corporation and a wholly owned subsidiary of VPI (the “Purchaser”) with the Securities and Exchange Commission on September 16, 2015 (as amended from time to time, the “Schedule TO”), and relates to the offer by the Purchaser to purchase all outstanding Shares, at a price of $6.50 per Share, net to the holder in cash (less any applicable withholding taxes and without interest), plus one non-transferable contractual contingent value right per Share, which represents the right to receive up to two contingent payments, if any, of up to $1.00 in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions described in the Offer to Purchase dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule TO. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 11.	ADDITIONAL INFORMATION

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(a) Section 13 — “Conditions of the Offer” is hereby amended and supplemented by adding the following to the end of the last paragraph thereunder on page 53 of the Offer to Purchase:

“The condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied by the grant of early termination of the HSR Act waiting period by the FTC on October 5, 2015.”

(b) Section 15—“Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by deleting the second paragraph under the subheading “Antitrust” on page 54 of the Offer to Purchase and replacing it in its entirety with the following:

“Pursuant to the HSR Act, VPI and Synergetics filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on September 22, 2015 for review in connection with the Offer. The initial waiting period under the HSR Act, which was scheduled to expire at 11:59 P.M., New York time, on October 7, 2015, was granted early termination by the FTC, effective October 5, 2015. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On October 5, 2015, Valeant issued a press release announcing the early termination of the applicable waiting period under the HSR Act. The full text of the press release is attached as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(F) Press Release issued by Valeant Pharmaceuticals International, Inc. on October 5, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2015

BLUE SUBSIDIARY CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Counsel, Head of Corporate and Business Development

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 16, 2015*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement, published September 16, 2015 in The New York Times*

(a)(1)(G)	Contingent Value Rights Agreement, dated as of September 16, 2015, by and between VPI and American Stock Transfer & Trust Company, LLC*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release of Valeant, dated September 2, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule to Tender Offer Statement filed by Valeant with the Securities and Exchange Commission on September 2, 2015)

(a)(5)(B)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex B to the Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(a)(5)(C)	Email to employees of Synergetics USA, Inc., dated September 2, 2015 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9-C of Synergetics USA, Inc. filed with the SEC on September 4, 2015 (the “Schedule 14D-9-C”)

(a)(5)(D))	Article published by the St. Louis Post-Dispatch, dated September 2, 2015 (incorporated by reference to the Schedule 14D-9-C).

(a)(5)(E)	Article published by the St. Louis Business Journal, dated September 4, 2015 (incorporated by reference to the Schedule 14D-9-C).

(a)(5)(F)	Press Release issued by Valeant Pharmaceuticals International, Inc. on October 5, 2015.

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated September 1, 2015, by and among VPI, Purchaser, and Synergetics (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Synergetics with the Securities and Exchange Commission on September 2, 2015)

(d)(2)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Lawrence C. Cardinale*

(d)(3)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Michael Fanning*

(d)(4)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and D. Graeme Thomas*

(d)(5)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Juanita H. Hinshaw*

(d)(6)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Pamela Boone*

(d)(7)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Jason Stroisch*

(d)(8)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and David M. Hable*

(d)(9)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Robert H. Blankemeyer*

(d)(10)	Exclusivity Agreement by and between Synergetics and Valeant dated August 19, 2015 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(d)(11)	Confidentiality Agreement by and between Synergetics and Valeant, dated January 6, 2015 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Tender Offer Statement on Schedule TO filed by the Purchaser, VPI and Valeant with the Securities and Exchange Commission on September 16, 2015.

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